ITEM 77.D Policies with respect to security investments with respect to:

(a) the type of securities (e.g. bonds, preferred stocks, common stocks) in which it may invest, indicating the proportion of the assets which may be invested in each type of security.

1. CHANGES TO NON-FUNDAMENTAL INVESTMENT POLICIES FOR EACH SERIES OF THE DLB FUND GROUP

On February 26, 2002, the Trustees of The DLB Fund Group approved certain amendments to the existing non-fundamental investment policies of each series of The DLB Fund Group, in response to requirements pursuant to Rule 35d-1 of the Investment Company Act of 1940, as amended. Each of these revised non-fundamental policies (the text of which is set forth below) was incorporated into the annual update of the Trust's Registration Statement as filed on Form N-1A with the Securities and Exchange Commission on February 28, 2002:

DLB Fixed Income Fund: Under normal circumstances, the Fund will invest substantially all (but no less than 80%) of its net assets in fixed income securities.

DLB High Yield Fund: Under normal circumstances, the Fund will invest at least 80% of its net assets in lower rated fixed income securities, which are commonly known as "junk bonds."

DLB Enhanced Index Core Equity Fund: Under normal market conditions, the Fund will invest substantially all (but no less than 80%) of its net assets in common stocks of companies included in the Fund's benchmark index.

DLB Enhanced Index Growth Fund: Under normal market conditions, the Fund will invest substantially all (but no less than 80%) of its net assets in common stocks of companies included in the Fund's benchmark index.

DLB Enhanced Index Value Fund: Under normal market conditions, the Fund will invest substantially all (but no less than 80%) of its net assets in common stocks of companies included in the Fund's benchmark index.

DLB Technology Fund: Under normal circumstances, the Fund will invest at least 80% of its net assets in equity securities of companies in the technology sector or otherwise expected to benefit from the development, advancement or use of technology.

DLB Small Company Opportunities Fund: Market Capitalization: Under normal circumstances, the Fund will invest substantially all (but no less than 80%) of its net assets in the securities of companies whose market capitalizations at the time of purchase by the Fund are within the range of capitalization of companies included in the Russell 2000 Index.

DLB Small Capitalization Value Fund: Market Capitalization: Under normal circumstances, the Fund will invest substantially all (but no less than 80%) of its net assets in the securities of companies whose market capitalizations at the time of purchase by the Fund are within range of capitalization of companies included in the Russell 2000 Index. The range of capitalization of companies included in the Russell 2000 Index will fluctuate as market prices increase or decrease.

DLB Stewart Ivory Emerging Markets Fund: Under normal circumstances, the Fund will invest substantially all (but no less than 80%) of its net assets in equity securities including common stocks, convertible securities, depository receipts and preferred stocks of companies that:

are domiciled in developing  markets
have their principal operations based in developing markets; or have their principal securities trading market within developing markets.

DLB Value Fund: Under normal circumstances, the Fund invests primarily in common stocks of established companies believed by the Manager to be undervalued. Ordinarily, these will be medium- and large-sized companies with market capitalizations of $5 billion or greater, although the Fund may invest in companies with market capitalizations at the time of purchase as low as $1 billion. Securities purchased by the Fund ordinarily are listed on national securities exchanges or on the NASDAQ.

DLB Core Growth Fund: The Manager believes the true value of a company's stock is determined by its earning power, its dividend-paying ability, and, in many cases, its assets. Consequently, the Fund will, under normal circumstances, seek its objective by remaining primarily invested in the common stocks of progressive, well-managed companies in growing industries that have demonstrated both a consistent and an above-average ability to increase their earnings and dividends and that have favorable prospects of sustaining such growth. The Fund's investable universe primarily includes medium- and large-size companies. The Fund considers medium-size companies to be those with market capitalizations ranging from $1 billion to $10 billion and large-size companies to be those with market capitalizations over $10 billion.

DLB Stewart Ivory International Fund: Under normal conditions, the Fund expects to invest primarily in equity securities of companies that:

 are  domiciled outside the United States;
 have their primary business carried on outside the United States; or have their principal securities trading market outside the
United  States.

(g) any other investment policy set forth in registrant's prospectus

1. CHANGES TO THE PRINCIPAL INVESTMENT STRATEGIES OF THE DLB ENHANCED INDEX CORE EQUITY FUND, THE DLB ENHANCED INDEX GROWTH FUND AND THE DLB ENHANCED INDEX VALUE FUND

Effective May 16, 2002, each of the DLB Enhanced Index Core Equity Fund, the DLB Enhanced Index Growth Fund and the DLB Enhanced Index Value Fund amended its principal investment strategies in the Prospectus by deleting the reference to a specific percentage of the respective benchmark index's securities that would be held by each of the afore-mentioned Funds.

3. CHANGE TO INVESTMENT PRACTICE- THE DLB TECHNOLOGY FUND

Effective March 1, 2002, the DLB Technology Fund added disclosure in its Prospectus and Statement of Additional Information regarding the Fund's ability to make short sales of securities as part of its overall portfolio management strategy and to offset potential declines in long positions in securities in the Fund's portfolio. The Fund has the flexibility to engage in short selling to the extent permitted by the Investment Company Act of 1940, as amended, and the rules and interpretations thereunder.

4. CHANGE TO PRINCIPAL INVESTMENT STRATEGY- THE DLB STEWART IVORY EMERGING MARKETS FUND

Effective March 1, 2002, the DLB Stewart Ivory Emerging Markets Fund amended language in the Principal Investment Strategies section of its Prospectus to reflect Trustee approval of increased percentages of investments in certain emerging markets, to the effect that the Fund may invest up to 30% of its total assets in South Korea, Mexico, Brazil, Israel or South Africa, and may invest up to 50% in Greater China (including Mainland China (via Hong Kong) and Taiwan).